                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934

For the transition period from        to

                         Commission File Number 1-11377

                 CINERGY CORP. NON-UNION EMPLOYEES' 401(k) PLAN
                            (Full title of the plan)

                                  CINERGY CORP.
          (Name of issuer of the securities held pursuant to the plan)

                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                    (Address of principal executive offices)

                             Cinergy Corp. Non-Union
                             Employees' 401(k) Plan

                        Financial Statements and Exhibits

                                                                       Page No.
                                                                       --------
(a)  Financial Statements

     Report of Independent Public Accountants                             3

     Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999                                     4

     Statement of Changes in Net Assets Available
     for Benefits for the Year Ended December 31, 2000                    5

     Notes to Financial Statements                                       6-10

     Financial Statement Schedule (As required by the Employee
          Retirement Income Security Act of 1974):

     Schedule I - Schedule  of Assets Held for Investment Purposes
          - At End of Year December 31, 2000                             11

(b)  Exhibit 23 - Consent of Independent Public Accountants

Report of Independent Public Accountants
----------------------------------------

To the Plan Administrator of the Cinergy Corp. Non-Union Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Cinergy CORP.  Non-Union  Employees'  401(k) Plan as of December 31, 2000
and 1999,  and the  related  statement  of changes in net assets  available  for benefits for the year ended December 31, 2000.  These  financial  statements and the schedule referred to below are the  responsibility of the Plan's management.
Our  responsibility  is to express an opinion on these financial  statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December  31,  2000,  and 1999,  and the  changes  in net assets  available  for benefits for the year ended  December  31, 2000 in  conformity  with  accounting principles generally accepted in the United States.

Our audits  were  performed  for the  purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule I) is presented for the purpose of  additional  analysis and is not a required part of the basic financial statements but is supplementary  information required by the
Department of Labor's Rules and Regulations  for Reporting and Disclosure  under the Employee  Retirement Income Security Act of 1974. The supplemental  schedule has been subjected to the auditing procedures applied in our audits of the basic financial  statements  and, in our  opinion,  is fairly  stated in all  material respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
June 25, 2001

                 Cinergy Corp. Non-Union Employees' 401(k) Plan

                 Statements of Net Assets Available for Benefits
                        As of December 31, 2000 and 1999

                                                           December 31,

                                                      2000              1999
                                                      ----              ----
ASSETS:
  Investments at fair value (See Notes 4 and 5)   $402,831,213    $351,598,417

  Employer's contribution receivable                 3,539,120       3,447,139
                                                     ---------       ---------

       Net assets available for benefits          $406,370,333    $355,045,556
                                                  ============    ============

                 See accompanying notes to financial statements.

                 Cinergy Corp. Non-Union Employees' 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000

 ADDITIONS:
   Additions to net assets attributed to:
      Investment income:
          Net appreciation in fair value of investments
            (See Notes 4 and 5)                                  $38,120,288
            Interest and dividends                                21,990,746
                                                                  ----------
                                                                  60,111,034
   Contributions:
      Participant                                                 16,271,025
      Employer                                                     9,050,846
      Rollover                                                       578,356
                                                                     -------
                                                                  25,900,227
                                                                  ----------
            Total additions                                       86,011,261

 DEDUCTIONS:

      Benefits paid to participants                              (37,565,294)
                                                                 -----------
            Total deductions                                     (37,565,294)
                                                                 -----------

 Net increase prior to transfers                                  48,445,967
 Interplan transfers                                               2,878,810
                                                                   ---------
                                                                  51,324,777

 Net assets available for benefits:
 Beginning of year                                               355,045,556
                                                                 -----------
 End of year                                                    $406,370,333
                                                                ============

                 See accompanying notes to financial statements.

                 Cinergy Corp. Non-Union Employees' 401(k) Plan

                          Notes to Financial Statements
                           December 31, 2000 and 1999

(1)  Plan Description-

The following  description of the Cinergy Corp. Non-Union Employees' 401(k) Plan
(the Plan) provides only general  information.  Participants should refer to the
Plan Document for a more complete description of the Plan's provisions.

     (a)  General--The Plan is a defined  contribution  plan covering  non-union
          employees  of  Cinergy  Corp.  and  subsidiaries  (collectively,   the
          Company)  who meet minimum age and service  requirements.  The Plan is administered  by the Cinergy  Benefits  Committee  and trusteed by the
          Fidelity  Management  Trust  Company.  The  Plan  is  subject  to  the provisions  of the  Employee  Retirement  Income  Security Act of 1974
          (ERISA).  The  administrative  expenses  of the  Plan  are paid by the
          Company.  Further details of the Plan are provided in the Summary Plan
          Description which has been distributed to all Plan participants.

          On January 1, 1999, the assets of the Pro-Energy Retirement and 401(k)
          Savings Plan were transferred into the Plan. All Pro-Energy  employees were able to transfer  their account  balance and invest in the Plan's investment  options.  All employees of Pro-Energy  were  automatically eligible to participate in the Plan.

     (b)  Contributions--Under  the Plan,  participants may contribute up to 15%
          of annual pretax  compensation,  as defined in the Plan  Document.  In addition,  a participant may make after-tax  contributions to the Plan which, when combined with pretax contributions,  may not exceed 15% of compensation.  Pretax  and  after-tax  contributions  are  subject  to certain  limitations.  The  pretax  and  after-tax  contributions  are invested by the trustee,  as directed by each  participant,  in one or more investment funds, including Cinergy Corp. Common Stock.

          The Company matches 60% of the first 5% of compensation contributed by each  participant.  An additional  incentive match of up to 40% of the first  5% of  compensation  that  a  participant  contributes  may  be contributed at the discretion of the Company's board of directors. For those  employees  who  do not  contribute  to the  Plan,  the  Company contributes an incentive match assuming the employee contributed 1% of compensation.  All employer  contributions are invested by the trustee in Cinergy Corp. Common Stock. The employer  contributions must remain in Cinergy Corp. Common Stock until the participant reaches age 50 and are  shown in Note 4 as  "Non-participant  Directed"  funds  until the participant elects to transfer the funds to another investment option.

     (c)  Vesting--Participants  are immediately vested in all contributions and earnings thereon.

     (d)  Participant Accounts--Each  participant's account is credited with the
          participant's   contribution   and   allocation   of   the   Company's
          contribution   and  Plan  earnings.   Allocations  are  based  on  the
          participant's account balance or contribution percentage as defined in the Plan document.

     (e)  Payments of  Benefits--Participants  are generally eligible to receive distributions  of assets from the Plan upon  termination of employment
          (including retirement),  death, or disability.  Distributions are paid in a lump sum for vested benefits of $5,000 or less. Distributions are paid in a lump sum or up to ten annual  installments  (at the election of the participant)  for vested benefits  greater than $5,000.  Active participants are also eligible to apply to the Plan  administrator for
          "hardship"  withdrawals  from their pretax account in accordance  with
          Plan provisions.

     (f)  Participant  Loans--Subject to certain  limitations,  participants may apply for loans from their pretax  account  balances.  Interest on the loan is set at the prime rate plus1/2% at the time of  borrowing,  and the loans are  secured by the  balance in the  participant's  account.
          Loans  are to be  repaid  within 54  months  through  regular  payroll deductions.

(2)  Significant Accounting Policies-

     (a)  Basis of Accounting--The financial statements of the Plan are prepared on an accrual basis.

     (b)  Investment Valuation and Income  Recognition--Investments  of the Plan
          are stated at fair value.  Shares of registered  investment  companies are valued at quoted  redemption  prices which represent the net asset value of shares held by the Plan at year-end.  Company common stock is valued at its quoted  market  price.  Participant  loans are valued at cost, which approximates fair value.

          Purchases and sales of securities  are recorded on a trade date basis.
          Interest  income is  recorded  on the  accrual  basis.  Dividends  are recorded on the ex-dividend date.

          Transfers  of  assets  between  the  Plan,  the  Cinergy  Corp.  Union
          Employees' 401(k) Plan, and the Cinergy Corp. Union Employee's Savings
          Incentive  Plan  occur as a  result  of a change  in  employee  status between  the  union  classification  and  the  exempt  and  non-exempt classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

          A  participant  may  elect  or  change  investment  funds  and/or  the contribution allocation percentage among funds at any time.

     (c)  Use  of   Estimates--The   preparation  of  financial   statements  in
          conformity with accounting principles generally accepted in the United
          States  requires  management to make  estimates and  assumptions  that affect the  reported  amounts of assets and  liabilities  and  changes therein,  and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

     (d)  Payments of Benefits--Benefits are recorded when paid.

(3)  Accounting Change-

     The Accounting  Standards  Executive Committee issued Statement of Position
     99-3,  "Accounting for and Reporting of Certain Defined  Contribution  Plan
     Investments and Other Disclosure  Matters" (SOP 99-3), which eliminates the
     requirement    for   a    defined    contribution    plan    to    disclose
     participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 beginning with the 1999 financial statements.

(4)  Non-participant-Directed Net Assets-

     Information  about the net assets  and the  significant  components  of the changes in net assets relating to  non-participant-directed  balances is as follows:

                                                 December 31,
                                           2000                 1999
                                           ----                 ----
 Net assets:
   Cinergy Corp. Common Stock           $100,582,951          $65,167,138
                                        ============          ===========

                                                        Year Ended
                                                    December 31, 2000
                                                    -----------------
Changes in net assets:
  Contributions                                        $  9,050,846
  Dividends                                               4,827,166
  Net appreciation                                       30,968,926
  Benefits paid to participants                          (4,995,301)
  Transfers to participant-directed investments          (5,215,769)
  Interplan transfers                                       779,945
                                                            -------
                                                        $35,415,813
                                                        ===========

(5)  Investments-

     The fair value of individual  investments  that represent 5% or more of the
     Plan's net assets  available  for benefits as of December 31, 2000 and 1999 are as follows:

                                       2000                     1999
                                       ----                     ----

Fidelity Magellan Fund              $90,766,261            $ 103,662,406
Fidelity Equity Income Fund          62,185,038               69,888,596
Cinergy Corp. Common Stock          174,754,357              122,514,535

During 2000, the Plan's  investments  (including gains and losses on investments bought and sold, as well as held during the year)  appreciated  (depreciated) in value by $38,120,288 as follows:

      Mutual funds                    $ (19,074,137)
      Common stock                       57,194,425
                                         ----------
                                      $  38,120,288
                                      =============

(6)  Federal Income Tax Status-

     The Internal Revenue Service has determined and informed the Plan by letter dated  June 26,  2000,  that the Plan and  related  trust are  designed  in accordance with applicable sections of the Internal Revenue Code (IRC). The
     Plan has been amended since receiving the  determination  letter.  However, the Plan  Administrator  and the Plan's legal  counsel  believe the Plan is designed and being operated in compliance with the applicable  requirements of the IRC.

(7)  Reconciliation of Financial Statements to Form 5500-

     The following is a reconciliation  of net assets available for benefits per the financial statements to Form 5500:

                                                            December 31,
                                                        2000          1999
                                                        ----          ----

      Net assets per financial statements           $406,370,333  $355,045,556
      Amounts allocated to withdrawing participants            -       (89,628)
                                                         -------       -------
      Net assets per Form 5500                      $406,370,333  $354,955,928
                                                    ============  ============

     The following is a reconciliation  of benefits paid to participants per the financial statements to Form 5500:

                                                                Year Ended
                                                             December 31, 2000
                                                             -----------------

     Benefits paid to participants
         per the financial statements                            $37,565,294
     Add: Amounts allocated to withdrawing
         participants at December 31, 2000                                 -
     Less: Amounts allocated to withdrawing
         participants at December 31, 1999                           (89,628)
                                                                     -------
     Benefits paid to participants per Form 5500                 $37,475,666
                                                                 ===========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for  distributions  that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(8)  Plan Termination-

     Although  it has not  expressed  any intent to do so, the  Company  has the right under the Plan to discontinue  its  contributions  at any time and to terminate the Plan subject to the provisions of ERISA.

(9)  Related Party Transactions-

     Certain Plan  investments  are shares of mutual  funds  managed by Fidelity
     Investments. Fidelity Investments is the Trustee as defined by the Plan and therefore,  these transactions qualify as  party-in-interest  transactions.
     The Plan holds  common  stock of the plan  administrator  as defined by the
     Plan  and  therefore,   these  transactions  qualify  as  party-in-interest
     transactions.   Finally,   the  Participant  Loan  Fund  holds  loans  from
     participants  in the Plan and  therefore,  these  transactions  qualify  as party-in-interest transactions.

(10) Plan Changes

     The following changes were made to the Plan during the Plan year and became effective January 1, 2000:

     o    Newly hired  employees of Cinergy  Corp.  are  automatically  enrolled
          (passive   enrollment)  as  of  their  employment  date.   Unless  the
          enrollment is waived, a before tax contribution of 1% will be withheld from the employee's base and overtime compensation  beginning with the first pay. The contributions made to the plan on the employee's behalf will be invested  in one or more funds  selected  in  accordance  with procedures established by the Plan Administrator.

     o    Certain  other  definitions  and  procedural  aspects of the Plan were changed,  including  the  definition  of a change  in  control  of the
          Company and procedural  aspects of participant loan repayments and the
          Plan's acquisition of Cinergy Corp. Common Stock.

     Effective  January 1, 2001 the Plan was further  amended to increase the 1%
     pre-tax  contribution  for automatic  enrollment to 3%.
                                                                                                                       SCHEDULE I
                                                   Cinergy Corp. Non-Union Employees' 401(k) Plan
                                                                  EIN: 31-1385023
                                                                  Plan Number: 102

                                             Schedule 4i--Schedule of Assets Held for Investment Purposes

                                                             At End of Year December 31, 2000

 Identity of Issuer, Borrower,     Description of Investment, Including Maturity Date,
    Lessor, or Similar Party     Rate of Interest, Collateral, and Par or Maturity Value       Cost         Current Value
    ------------------------     -------------------------------------------------------       ----         -------------

*    Cinergy Corp.              Common Stock                                                $120,877,816     $174,754,357
*    Fidelity Investments       Magellan Fund                                                 77,086,073       90,766,261
*    Fidelity Investments       Equity-Income Fund                                            57,228,577       62,185,038
*    Fidelity Investments       U.S. Bond Index Fund                                           6,861,682        6,836,134
*    Fidelity Investments       Diversified International Stock Fund                           6,980,126        7,325,877
*    Fidelity Investments       Low-Priced Stock Fund                                          5,881,737        5,701,016
*    Fidelity Investments       Freedom Income Fund                                              928,932          918,379
*    Fidelity Investments       Freedom 2000 Fund                                              1,249,325        1,201,525
*    Fidelity Investments       Freedom 2010 Fund                                              3,040,833        3,037,039
*    Fidelity Investments       Freedom 2020 Fund                                              2,413,476        2,292,751
*    Fidelity Investments       Freedom 2030 Fund                                              1,746,248        1,640,269
*    Fidelity Investments       Freedom 2040 Funds                                                10,068            9,966
*    Fidelity Investments       Blue Chip Fund                                                11,637,548       10,418,680
*    Fidelity Investments       Spartan U.S. Equity Index Fund                                 4,372,551        4,080,690
     Franklin                   Small Cap Growth Fund                                         12,769,970       10,671,831
*    Fidelity Investments       Retirement Money Market Fund                                  14,297,472       14,297,472
*    Various plan participants  Participant loans (interest rates ranging from 8.25-10.50%)    6,693,928        6,693,928
                                                                                               ---------        ---------
          Total assets held for investment purposes                                         $334,076,362     $402,831,213
                                                                                            ============     ============

* Denotes a party-in-interest

SIGNATURES

Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the Plan
Committee  has duly caused this annual  report to be signed on its behalf by the undersigned hereunto duly authorized.

                       CINERGY CORP. NON-UNION EMPLOYEES'
                                   401(K) PLAN
                                   -----------

                              By /s/ DARLENE HUGHES
                                     --------------
                                 Darlene Hughes
                               Plan Administrator

June 25, 2001

                                                                      EXHIBIT 23

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public  accountants,  we hereby consent to the incorporation by reference of our report, dated June 25, 2001 included in the Annual Report on
Form 11-K for the year ended  December 31, 2000 of the Cinergy  Corp.  Non-Union
Employees'  401(k) Plan,  into Cinergy  Corp.'s  previously  filed  Registration
Statement File No. 33-56067.

                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio
June 25, 2001